ON

24001918


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SEC FILE NUMBER
8-65979

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stout Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
DEC 02 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 West Second Street, Suite 400
(No. and Street)

| Royal Oak | Michigan | 48067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Kevin Manning | 312-752-3335 | kmanning@stout.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – if individual, state last, first, and middle name)

| 20646 Abbey Woods, Ct, N, Suite 201 | Frankfort | IL | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| December 21, 2010 | 5376 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Tab 2

## OATH OR AFFIRMATION

I, Kevin Manning, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stout Capital, LLC, as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Cheryl Hunnicut
Notary Public State of Michigan
Oakland County
My Commission Expires 12/7/2027
Acting in the County of Oakland

Cheryl Hunnicut
Notary Public

Signature:

Title:
President & Managing Director

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Tab 3

# CONTENTS


| | PAGE |
|---|---|
| **REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM** | 2 |
| **FINANCIAL STATEMENTS** | |
| Statement of Financial Condition | 3 |
| Notes to Financial Statements | 4 – 7 |

DSWD
CPAs AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Stout Capital, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Stout Capital, LLC (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Stout Capital, LLC as of September 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Stout Capital, LLC's auditor since 2023.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 26, 2024

## STOUT CAPITAL, LLC
## (a wholly-owned subsidiary of Stout Risius Ross, LLC)
## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2024

| | 2024 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $15,952,250 |
| Billed receivables, net | 7,472,693 |
| Unbilled receivables | 492,470 |
| Prepaid expenses | 95,957 |
| **TOTAL ASSETS** | **$24,013,370** |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Accounts payable and accrued expenses | $ 191,843 |
| Deferred revenue | 198,333 |
| Due to Parent Company | 5,455,601 |
| **TOTAL LIABILITIES** | **$5,845,777** |
| Member's equity | 18,167,593 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$24,013,370** |

The accompanying notes are an integral part of these financial statements.

## NOTE A: NATURE OF OPERATIONS

Stout Capital, LLC (the "Company") is a non-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan, Illinois, and California.

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC release 34-70073. The Company does not and will not, (a) directly or indirectly, receive, hold, or otherwise owe funds or securities for or to customers, (b) does not and will not carry accounts of or for customers and (c) does not and will not carry any proprietary securities accounts ("PAB accounts"). The Company is a wholly-owned subsidiary of Stout Risius Ross, LLC ("the Parent Company") which is in turn wholly owned by Stout Intermediate Holdings, LP, which is in turn wholly owned by Stout Group Holdings, LP.

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***
The accompanying financial statements and disclosures are prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

***Use of Estimates***
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Financial Instruments – Fair Value and Credit Losses***
The Company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded value of these financial instruments approximate their fair values based on their short term nature.

***Receivables from Customers and Allowance for Credit Loss***
The Company evaluates the collectability of receivables from customers based on a combination of factors using the current expected credit loss ("CECL") framework. In circumstances where the Company is aware of a specific customer's inability to pay, the Company will fully allow for any outstanding amounts deemed uncollectible. For all other customers, the company records an allowance for expected credit losses against any billed receivable balance based on the length of time the receivable is past due and historical experience. The current allowance for expected credit losses is $59,046 at September 30, 2024.

The accompanying notes are an integral part of these financial statements.

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Unbilled receivables represent reimbursable expenses for which no invoices to clients have been issued as of September 30, 2024.

***Cash and cash equivalents***
Cash equivalents are defined highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company maintains its cash in a bank deposit account at a financial institution that is insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company's cash balance at times may exceed the federally insured limits, however, the Company has not experienced any losses on such account and believes it is not exposed to any significant credit risk to cash. At September 30, 2024, the Company had deposits in excess of federally insured amounts of $15,702,250.

***Prepaid Expenses***
Prepaid expenses of $95,957 were paid at September 30, 2024. Of which $11,452 was paid to FINRA for licensing, regulatory & fee assessments, and $84,505 was paid to outside data vendors.

***Revenue Recognition***
Revenues are recognized when the control of the promised services is transferred to clients in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements.

Investment banking revenues include fees earned from providing mergers and acquisitions ("M&A") advice, private capital raise, financial sponsor coverage, and other financial advisory services. Investment banking success fees are recognized when services for the transaction are completed and the underlying transaction is closed, as a single performance obligation. In some instances, the Company will receive a retainer before the end of the project. These retainer payments are minimal in comparison to total project fees and the retainers are amortized and recognized over time to match the continued delivery of performance obligations. Unrecognized retainer fee revenue is recorded on the Statement of Financial Condition as deferred revenue and was $198,333 at September 30, 2024. The Company reviews its amortization policies on an annual basis. Additionally, the Company has transaction related expenses incurred in connection with investment banking transactions, which primarily consist of travel, legal, and other costs and are billed to the customer as revenue and are presented gross on the Statement of Income.

For the year ended September 30, 2024, the Company had revenue from one customer transaction that represented 13% of the Company's total investment banking revenue.

The accompanying notes are an integral part of these financial statements.

***Income Tax Status***

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the Parent Company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company accounts for income taxes pursuant to Financial Accounting Standards Board guidance. This guidance prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. Tax positions include decisions to file or not to file income tax returns in certain tax jurisdictions that can assess delinquent taxes to the Company. The Company believes any income tax filing positions and deductions attributable to the Company in the Holdings' S Corp, LLC, or LP returns will be sustained upon examination and accordingly, no reserves or related accruals for interest and penalties have been recorded or allocated by the Holdings' to the Parent Company at September 30, 2024.

***Computation of Customer Reserve***

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to activities involving M&A advice, private capital raise, financial sponsor coverage, and other financial advisory services.

## NOTE C: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the Parent Company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The Parent Company will be responsible for facility rent and utilities, office and admin support, marketing, taxes, general insurance, and other shared expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. Per the terms of the expense agreement, the Parent Company paid approximately $1,419,600 of shared expenses on behalf of the Company for the year ended September 30, 2024 which was not required to be reimbursed to the Parent Company.

The $5,455,601 Due to Parent Company at September 30, 2024 is for employee compensation, and paid directly by the Parent Company for all Company employees.

## NOTE D: NET CAPITAL REQUIREMENTS

The accompanying notes are an integral part of these financial statements.

The Company is subject to SEA Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness ("AI") to net capital ("NC"), both as defined, shall not exceed 15 to 1. Under certain conditions, there is a limit on the amount of equity capital that can be withdrawn from a broker/dealer. Specifically, equity capital cannot be withdrawn if it would cause the firm's AI-to-NC ratio to exceed 10:1 or its net capital to fall below 120% of its minimum requirements.

At September 30, 2024, the Company had net capital of $9,946,950, which was $9,557,231 in excess of its required net capital of $389,719. The ratio of aggregate indebtedness to net capital was .59 to 1.

## NOTE E: SIPC ASSESSMENT

The SIPC assessment for the year ended September 30, 2024 was $62,457, of which $33,061 was included in accounts payable and accrued expenses at September 30, 2024.

## NOTE F: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 26, 2024, the date the financial statements were issued, and determined that there were no matters which required accounting for or disclosure in the financial statements.